September 26, 2007

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Cohen & Steers, Inc.
Commission File No. 001-32236
Form 10-K for the fiscal year ended December 31, 2006
Forms 10-Q for the fiscal quarters ended March 31, 2007 and June 30, 2007

Dear Mr. Cash:

The following responses are provided in connection with your September 12, 2007 letter (the “Comment Letter”) regarding the Securities and Exchange Commission (“SEC” or “Commission”) staff’s review of Cohen & Steers, Inc.’s (together with its subsidiaries, the “Company”, “we” or “our”) Annual Report on Form 10-K for the year ended December 31, 2006 and Forms 10-Q for the quarterly periods ended March 31, 2007 and June 30, 2007 (together the “Filings”). Included below are the Company’s responses to the questions raised in the Comment Letter. To assist your review, we have retyped the text of your comments and the numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.

In responding to the Comment Letter we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Staff Comment #1

Form 10-K for the Fiscal Year Ended December 31, 2006

Management’s Discussion and Analysis, page 15

Results of Operations, page 19

We note your table segment results. However, in your discussion, with the exception of revenue, you analyze your income statement line items on a consolidated basis and exclude a discussion of the changes in the other items that comprise your segment results. In this regard, please revise future filings to also include an analysis of the changes in your expenses and non-operating income or expense on a segmental basis. Please refer to Release No. 33-8350, Interpretation – Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for guidance.

Company Response:

We acknowledge the staff’s comment and advise the staff that in future filings we will include an analysis of the changes in expenses and non-operating income or expense on a segmental basis.

Staff Comment #2

Note 3 – Goodwill and Other Intangible Assets, page F-12

We note that you have allocated approximately $20.6 million of the purchase price of the remaining 50% of Houlihan Rovers, S.A. to goodwill. Please supplementally provide us with your purchase price allocation and explain to us the factors that contributed to this very significant portion of purchase price being allocated to goodwill.

Company Response:

Houlihan Rovers, S.A. (“HR”), a Belgium based global real estate securities asset manager, is a key component of our global strategy. The acquisition of the remaining 50% ownership stake enabled us to complete the integration of HR’s asset management team and provided us with a long and exceptional performance track record. At the acquisition date, HR had approximately $1 billion of assets under management from three non-U.S. open-end mutual funds and 10 institutional separate accounts.

We allocated the purchase price for HR as follows:

•	$3.3 million to net assets acquired comprised primarily of cash and accounts receivable. The carrying amount of these assets approximated the fair value.

•	$3.8 million to an intangible asset with a finite life of 12 years related to client relationships for institutional separate accounts.

•	$2.5 million to an intangible asset with an indefinite life related to mutual fund management contracts.

•	The excess of the purchase price over the fair value of the net assets acquired and the identified intangible assets was allocated to goodwill.

We used a discounted cash flow methodology to determine the value of the intangible assets based on the cash flows expected from the client relationships for institutional separate accounts and the mutual fund management contracts over their expected lives.

Please feel free to call me at (212) 446-9168 if you wish to discuss any of our responses to the Comment Letter, or to answer any other question you may have.

Sincerely,

/s/ Matthew S. Stadler
Matthew S. Stadler Chief Financial Officer Cohen & Steers, Inc.

Cc: Dale Welcome, Securities and Exchange Commission